Mail Stop 6010

March 7, 2007

Mr. Colin Slade
Chief Executive Officer
Tektronix, Inc.
14200 SW Karl Braun Drive
Beaverton, Oregon   97077

> **Re: Tektronix, Inc.**
> **Form 10-K for the Fiscal Year Ended May 27, 2006**
> **Forms 10-Q for the Quarter Ended November 25, 2006 and**
>   **August 26, 2006**
> **File No. 000-22673**

Dear Mr. Slade:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those items we have addressed in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 27, 2006

Item 8. Financial Statements and Supplementary Data, page 47

Notes to the Consolidated Financial Statements, page 52

Note 5. Inet Acquisition, page 5

1.   We note that the excess of the purchase price over the net assets acquired this acquisition resulted in goodwill of approximately $219.9 million. In future filings where you discuss a material acquisition, please include a discussion of the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

2.   We note that you have allocated $87 million of the purchase price to developed technology with a weighted average useful life of 4.8 years. Please tell us and revise this note in future filings to clearly describe this developed technology and explain how it meets the definition of an intangible asset as outlined in paragraph 39 of SFAS 141. Discuss your basis for assigning a useful life of 4.8 years to this intangible asset.

Form 8-K Filed on December 14, 2006

3.   We note that you present your non-GAAP measures in the form of a statement of operation. This format may be confusing to investors as it reflects several non-GAAP measures, including but not limited to, non-GAAP cost of sales, non-GAAP gross profit, non-GAAP operating expenses, and non-GAAP operating income which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors. To eliminate investor confusion, please remove the non-GAAP statements of operations format from all future filings. Instead, only disclose those non-GAAP measures used by management and which you intended to provide to investors (such as, adjusted operating income, adjusted net earnings, and adjusted earnings per share) with the appropriate reconciliations to the most directly comparable GAAP measure.

4.   Further to the above, we note that you refer to your non-GAAP information as "pro forma". The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP measures.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Kevin Vaughn
                                        Branch Chief